BACCHUS LAW GROUP Corporate & Securities Law	1511 West 40th Avenue Vancouver, BC V6M 1V7 Tel 604.732.4804 Fax 604.408.5177

December 21, 2006

Susna Block
Attorney-Advisor
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Ms. Block:

Re:	Acting Scout Inc. (the “Company”)
Registration Statement on Form SB-2
Filed October 6, 2006
File No. 333-137888

In response to your comment letter dated November 2, 2006, please find enclosed three marked copies of the Company’s Amended Registration Statement No. 1 on Form SB-2/A for your review.

In response to your comments, the Company makes the following responses and has made the following changes to its Registration Statement:

Registration Statement Cover Page

1.

Please add the following to the front of your registration statement, “if any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box,” and check the box.

Response:
The sentence has been added.

Front Cover

2.

Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

Response:
We do not intend to use any artwork. The artwork has been deleted.

Cover Page

3.

We not your disclosure that the shares offered on a self-underwritten basis will be sold at $.05 per share until quoted on the over the counter bulletin board and thereafter at the last sale price of your common stock. The self- underwritten offering should be at a fixed price. Please revise throughout.

Response:
We have revised this throughout. The following paragraph, from page 1, has been revised and now reads:

“In our direct offering, we are offering for sale up to a total of 6,000,000 shares of common stock at a fixed price of $0.05 per share in a direct public offering, without any involvement of underwriters or broker-dealers. There is no minimum offering. The initial offering period will end one hundred eighty (180) days from the date of this prospectus. In the event the shares are not sold within 180 days, at our sole discretion, we may extend the offering for an additional 90 days. The direct offering is being made on a self-underwritten basis by us through our officer and director. Since there is no selling commission, all proceeds from the direct offering will go to us. These shares will be sold at a fixed price of $0.05 per share throughout the offering.”

4.

We note the disclosure at page 5 that the offering may be extended for 90 days. On the cover page, indicate if there may be extensions of the offering and, if so, the duration of such extensions. Similarly revise your disclosure under “Offering Period,” at page 13.

Response:
The following paragraphs on the Cover page and Page 13 have been revised and now read:

Cover Page:

“The initial offering period will end one hundred eighty (180) days from the date of this prospectus. In the event the shares are not sold within 180 days, at our sole discretion, we may extend the offering for an additional 90 days.”

Page 12:

“OFFERING PERIOD

This offering will start on the date this prospectus is declared effective and continue for a period of 180 days, and, if so elected by our board of directors, an additional 90 day. During this Initial Offering Period we will be able to use funds immediately. No minimum amount of proceeds has been set by us and no legal requirement for a minimum amount is in effect. Since there is no minimum, no escrow account will be established to hold funds until a minimum amount is reached or until the offering period is terminated.”

Outside Back Cover Page

5.	Please move the dealer prospectus delivery obligation language to the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-B. Please revise or advise.

Response:
This paragraph has been moved.

Summary of Prospectus, page 4

6.	Please delete the second sentence of your introductory paragraph. A summary, by its very nature, does not and is not required to contain all of the detailed information that is in the prospectus.

Response:
This sentence has been deleted.

Our Business, page 4

7.	Because you are a web-based business, please disclose your website address in the summary.

Response:
The website address has been added.

8.	Please revise to provide a brief summary of how you plan to earn revenue. We note your disclosure on page 30.

Response:
We have added the following:

Page 2:
"We intend to generate revenues from direct registration fees, fees for additional services for actors, banner advertising and sale of premium spaces on our website."

Page 35:

"We believe we will begin generating revenues in the early 2007. We intend to generate revenues from the following four sources:

1.	Revenues will be generated from the direct registration fees we receive from actors.

2.	We plan to generate additional revenues from fees for additional services to actors such as fees to upload their demo tapes.

3.

We plan to offer banner advertising on our website for companies with products or services that we believe might appeal to visitors of our website. Banner advertising is any advertisement that is horizontally placed at the top of the web page above non-advertising content.

4.

We plan to earn revenues from special promotions that enable companies to launch new products - we would sell "premium space" on our website. Premium space is any space available on our website, other than banner space.

Financial Summary Information, page 4

9.	Provide an income statement data line item for your “net loss per share.”

Response:
This line item has been added.

The Offering, page 5

10.	For the Securities being offered, please revise to indicate that 3,000,000 shares are being offered by the selling shareholder, rather than “our President.”

Response:
This has been revised.

Risk Factors, page 6

11.

Please add risk factors to discuss the following risks: you may not receive enough proceeds to cover the expenses of the offering; you may not have enough funds to implement your business plan; and you may not be able to absorb the costs of being a public company.

Response:
The following paragraphs have been revised and now read:

“4.           We are solely dependent upon the funds to be raised in this offering to advance our business, the proceeds of which may be insufficient to achieve adequate revenues to cover our offering expenses and we may have to cease our operations.

We have limited operations and solely are dependent on the funds to be raised in this offering. If the amount of $50,000 is not raised from the offering, the proceeds will not cover our offering expenses, which could cause us to suspend or cease operations. Additionally, we estimate that our legal, auditing and accounting fees for being a public company are approximately $44,000 per year, so the proceeds from this offering may not be enough for us to remain in business as a public company.

5.           We may not have enough funds to implement our business plan or remain in business.

We need the proceeds from this offering to pay for marketing and continued development of our website. We anticipate that if we are successful in raising $160,000, the $110,000 proceeds net of offering costs will enable us to operate for approximately one year. If the maximum of $300,000 is raised, this amount will enable us, after paying the expenses of this offering, to complete our website and market our website. The proceeds from this offering may not cover the above mentioned expenses in order to complete our full business plan. We may not raise enough capital to remain in business and you may lose your entire investment.

6.           We may need to obtain additional financing which may not be available and we may have to cease operations.

We may need additional funds to complete further development of our business plan to achieve a sustainable sales level where on-going operations can be funded out of revenue. There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us.

Obtaining additional financing will be subject to a number of factors including market conditions, investor acceptance of our business plan and investor sentiment. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable to us. If we are unable to raise additional financing, we will have to significantly reduce our spending, delay or cancel planned activities or substantially change our current corporate structure. In such an event, we intend to implement expense reduction plans in a timely manner. However, these actions would have material adverse effects on our business, revenues, operating results, and prospects, resulting in a possible failure of our business.

Sales by Selling Shareholder, page 15

12.

We note your disclosure that the selling shareholder shares will be sold at a fixed price of $.05, but we also note disclosure that the sales price may be at the market price prevailing at the time of sale. Please advise and revise for consistency, if necessary.

Response:
The following paragraph, from page 1, has been revised and now reads:

“In addition to the direct offering, our sole officer and sole shareholder is offering to sell 3,000,000 shares of our common stock to the public by means of this prospectus. The selling shareholder will offer the 3,000,000 shares at an initial price of $0.05 per share until our common shares are traded on the OTC Bulletin Board. If our common stock becomes traded on the OTC Bulletin Board, then the sale price to the public will vary according to prevailing market prices or privately negotiated prices by the selling shareholder.”

Directors and Officers, page 20

13.

We believe that the amount of any salary you intend to pay or the number or shares or options that you intend to grant in the next twelve months, if any, would be material or an investment decision. Accordingly, we suggest you include that information to the next filing, if applicable. If there has been no executive compensation, please make that clear. Refer to Item 402 of Regulation S-B.

Response:
The following paragraph has been revised and now reads:

“Executive Compensation.

During the year ended May 31, 2006 we did not pay Blair Law any compensation for his services as director or officer. We did record as an expense $500 a month as donated services from Mr. Law for his officer services. We also did not issue any options, warrants or stock to Mr. Law as compensation during the year ended May 31, 2006. In the next 12 months, we plan to pay Mr. Law an initial salary of $ 20,000 if we are successful in raising over $100,000 from this offering. We do not intend to issue any options, warrants, or stock to our officer in the next 12 months.”

Interest of Named Experts and Counsel, page 23 Legal Matters, page 23

14.	Please revise to state that counsel will give an opinion on the validity of the securities being registered.

Response:
This sentence has been added. The following paragraph has been revised and now reads:

“Legal Matters

Certain legal matters in connection with this offering will be passed upon for us by Penny Green, Attorney and Barrister and Solicitor, of Bacchus Law Group. Our legal counsel will give an opinion on the validity of the securities being registered.”

Description of Business, page 24

15.

Please revise this section to eliminate marketing language, which we believe is inappropriate in a disclosure document. See, for example, your statements on page 24, “We exercise resourcefulness in satisfying out client’s needs and adding value to each of our relationships”; “The database is a convenient and effective approach…” and “The Acting Scout website is an innovate service…” We also note your statement on page 25 that “actors are provided with worldwide exposure on a casting site” and that “Website layout will be developed to ensure optimal user usability and navigation.”

Response:
Those sentences have been deleted.

16.	Please refer to the last paragraph. Please revise to describe what you mean by “inherent weaknesses.”

Response:
The sentence has been revised as follows:

“The Acting Scout website can present a list of potential actors that can be conveniently narrowed down based on specific attributes such as experience, appearance or acting style. We hope this approach will allow for greater flexibility to mix and match actor criteria and eliminates the complete reliance on actor-agent relations.”

Website Overview, page 25 View Interest Level, page 25

17.

Please explain how the View Interest Level can be viewed as “unique” when you have only recently begun operations. Also, we suggest replacing “unique” with another adjective or support its usage to us on a supplemental basis.

Response:
We have replaced “unique” with “distinctive.”

Future Products, page 25

18.	We note you will expand your target market to include Australian and European Markets. Please revise to describe your plans for expansion including why you have selected these markets.

Response:
We have deleted this sentence, because we do not have specific reasons to expand our target market to those countries.

19.	For the mentioned future products, please provide a timeline and the costs and possible financing available for implementing future products.

Response:
The following paragraph has been revised and now reads:

“Future Products: We intend to expand our website to include an events page that lists local activities such as acting classes and auditions. Products may be offered for sale through our website. We intend to finance our new products through this offering. These products may include movie memorabilia as well as educational products related to the acting industry. We plan to launch our new products through our website outlined as follows:

Future Products	Date	Estimated Costs
Events page	Spring 2007	$5,000
Movie memorabilia & educational products	Winter 2007	$10,000

Industry Overview and Market Size, page 26

20.

We note your statement in the first paragraph that the “explosive growth in the film and television industry has given rise to a new category of employment: the con artist who plays the role of the talent agent.” Please revise to describe what you mean by this statement and how it relates to your industry.

Response:
We have deleted this sentence, because we think this sentence does not relate to the description of our industry.

21.	Please tell us your basis of estimating the population of actors disclosed in the table.

Response:
We have deleted this table, because we do not think we have a powerful relied reference regarding this estimate. After reviewing the information again, our management decided to take the table out of our registration statement.

Competitive Overview, page 27

22.

We note your third paragraph that you have “several features that will attract and retain membership.” Please revise to clarity whether your competitors have similar features. If so, please revise to describe how the features you list differ and why you believe your features contribute to attracting and retaining membership.

Response:
The following paragraph has been revised and now reads:

“Even though these competitors are operating similar business models, we plan to attract and retain membership through the following methods in order to build our competitive position in the industry:

•	Comprehensive range of services
•	Clear pricing structure
•	Updated content on website
•	User friendly navigation
•	User Friendly profile management
•	Industry participation

However, since we are a new-established company, we face the same problems as other new companies when entering an industry. Our competitors may have the same methods and be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products or services than we can. Web sites maintained by our existing and potential competitors may be perceived by actors, talent management companies and other actor-related vendors or advertisers as being superior to ours. In addition, we may not be able to retain or maintain our web site traffic levels, purchase inquiries and number of click-through on our online advertisements. Further, our competitors may experience greater growth in these areas than we do. Increased competition could result in advertising price reduction, reduced margins or loss of market share, any of which could harm our business. “

23.	Please discuss your competitive position in the industry. Refer to Item 101(b)(4) of Regulation S-B.

Response:
Please refer to our response of comment 22.

Management’s Discussion and Analysis or Plan of Operation Overview, page 30

24.

See the first paragraph. We note you plan to generate revenue from the sale of memberships. Please expand to describe the source of your memberships, as you further disclose under “Results of Operations – Revenues” that you hope to attract 5,000 members in 2007, 20,000 members in 2008, and 40,000 members in 2009. In this regard, it is unclear as to whether both the actors and casting directors will each have to become paid members to source or access the data contained in your website.

Response:
Only actors need to pay fees for membership. It is free for casting directors. The following sentence has been revised and now reads:

“Acting Scout is a development stage company that is in the early stages of developing a web based recruiting service that enables both actors and casting directors to search for appropriate employment matches in the entertainment industry. We plan to generate revenues from the sale of our membership registered by actors. As of December 15, 2006, we have approximately 70 members. However, we did not generate any revenues from the sale of those memberships, because during the initial period we sold our membership for free to build our initial database. We expect to begin generating revenues from the sale of our memberships in early 2007. There are no any fees for recruiters, agents and casting directors.”

25.	Considering your response to the previous comment, please revise your business section to clarify.

Response:
We have revised our business section. The following paragraphs have been revised and now read:

Page 25:

“Since our inception on April 25, 2006, we have been developing our business plan and identifying and developing ideas for the web-based recruiting service. From April 2006 to September 2006, we have developed our website. We launched our website www.actingscout.com in September 2006. Since September 2006 we have been offering free memeberships and encouraging actors to post their profiles on our website, so we can develop an initial database of actors. We intend to generate revenues through the sale of our membership which will allow actors to post profiles on our website. However, we have not yet generated any revenues during the initial period. We intend to continue offering free membership for a few more months. There are no any fees for recruiters, agents and casting directors. The primary objective of our website will be to serve as a profile database of actors. The business is focused primarily on the North American market.

Our mission is to promote the works and talents of our client roster as well as to supply industry professionals with the correct match to fit their casting needs. We do not intend to charge professionals for seaching our database. We intend to allow casting directors and recuiters to post casting opportunites at no cost. We hope this will draw interest and invite appropriate applicants.”

26.

In addition, please describe the basis for your hopes to attract 5,000 members in 2007, 20,000 members in 2008 and 40,000 members in 2009. In addition, address the costs that may be associated with attracting these members.

Response:
We have been deleted this sentence, because we did not have an accurate basis of our estimated member numbers. The following paragraph has been revised and now reads:

Page 32:

“We have not earned any revenues since our inception on April 25, 2006. We launched our website in September 2006. As of December 15, 2006, we have approximately 70 members. However, we did not generate any revenues from the sale of any memberships, because while our website is new, we have been allowing actors to post their profiles on our website at no cost to build our initial database. We expect to begin generating revenues from the sale of our memberships in early 2007.”

27.

Please revise to update the current status of your membership. From your website, it appears that you already have members. Also, please specify how many members are actors, and how many are casting directors, if applicable.

Response:
As of December 15, 2006, we have approximately 70 members. However, we did not generate any revenues from the sale of any memberships, because while our website is new, we have been allowing actors to post their profiles on our website at no cost to build our initial database. We expect to begin generating revenues from the sale of our memberships in early 2007. Please refer the comment 26.

28.

Please consider providing a section for Critical Accounting Policies, which includes revenue recognition and web-site development costs. For guidance, refer to SAB Topic 101, “Revenue Recognitions,” and EITF Issue No. 00-2. “Accounting for Web Site Development Costs.” We suggest you also expand Note 2 to your audited financial statements to include accounting policies with respect to these two areas as they become applicable.

Response:
The following paragraphs have been added and now read. We also add those areas into Note 2 in the Financial Statements.

“Critical Accounting Policies

Our financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. A complete summary of these policies is included in note 2 of the notes to our historical financial statements. We have identified below the accounting policy that is of particular importance in the presentation of our financial position, results of operations and cash flows and which require the application of significant judgment by management.

Website Development Costs

We recognize the costs associated with developing a website in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Relating to website development costs we follow the guidance pursuant to the Emerging Issues Task Force (EITF) No. 00-2, “Accounting for Website Development Costs”.

Our costs associated with our website consist primarily of website development costs paid to a third party. These capitalized costs will be amortized based on their estimated useful life over three years upon our website becoming operational. Internal costs related to our development of website content will be recorded to operations as incurred.

Revenue Recognition

We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements”. Revenue is expected to consist of membership fees, linkage fees to others websites and advertising revenues. Revenue from these sources will be recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, and membership fees are received by us. There has been no revenue for the period from inception to May 31, 2006, as our website was launched in September 2006.

Stock – Based Compensation

In accordance with SFAS 123R, “Share Based Payments”, we account for share-based payments using the fair value method. We have not issued any stock options or share based payments since our inception. Our common shares issued to third parties for non-cash consideration are valued based on the fair market value of the services provided or the fair market value of the common stock on the measurement date, whichever is more readily determinable.

Liquidity and Capital Resources, page 31

29.

See the first paragraph. Disclose the repayment terms of the monies advanced to you by Mr. Law. Also, disclose whether or not Mr. Law is obligated to continue to advance monies to you or fund your operations, and whether he has made any commitments to do so in the future.

Response:
The following paragraph has been revised and now reads:

“As of May 31, 2006, our total current assets were $29,621 in cash, and our total liabilities were $36,911for a total working capital deficit of $7,290. As of August 31, 2006, our total current assets were $32,533 and our total liabilities were $46,285 for a total working capital deficit of $13,752. Blair Law, our President, advanced $30,674 to Acting Scout. The total amount of $30,674 owed to our President is unsecured, bears no interest, and has no terms of repayment. However, our President, Blair Law, did not make any commitments to further fund our operations. We expect to raise capital through this direct offering to carry out our business plan. There is no guarantee that we will be successful in raising any capital. If we fail in raising capital, our business may fail. We expect to incur substantial losses over the next two years.”

30.

We note the third paragraph that you will hire one person for customer service once the level of customers is “sufficient.” Please describe what you mean by sufficient and how much you expect it will cost.

Response:
The following paragraph has been revised and now reads:

“We do not anticipate that we will need to hire any employees in the near future. We plan to engage people as outside contractors and consultants for bookkeeping, legal, accounting, website development and audit functions. Also, we expect to hire one person to provide customer service once the level of customers reaches 40,000 or more. We believe after our members reach 40,000, we would have enough income to hire a person for our customer services. In addition, our President cannot efficiently deal with customer complaints or requests after this level is reached. Until this level is reached, our President will handle customer service himself. We anticipate the cost of staff compensation to provide customer services would be around $36,000 per year. We may hire a marketing consultant as a contractor for North America in about six months to a year to provide marketing services.”

31.	Elsewhere you indicate that you need $150,000 for the next 12 months. Please explain here your plans if only $150,000 is raised through this offering.

Response:
We mentioned $160,000 under “Overview” in Page 33. The following paragraph has been revised and now reads:

“We believe that we need approximately an additional $250,000 to meet our capital requirements over the next 12 months (beginning the early 2007) in order to fully carry out our business plan. Our intention is to obtain this money through this offering. If we only raise $160,000 through this offering, we intend to spend the money mainly in the areas of website development, administration, legal, and accounting. We may need additional capital through private placements or debt financing. Obtaining additional financing will be subject to a number of factors including market conditions, investor acceptance of our business plan, investor sentiment, and as noted above, the potential approval of our senior equity securities. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable to us. If we are unable to raise additional financing, we will have to significantly reduce our spending, delay or cancel planned activities or substantially change our current corporate structure. In such an event, we intend to implement expense reduction plans in a timely manner. However, these actions would have material adverse effects on our business, revenues, operating results, and prospects, resulting in a possible failure of our business.”

Plan of Operation, page 31

32.	We note milestone 3 on page 32. Please revise to describe what you mean by “mail outs.”

Response:
We have replaced “mail outs” with “mail distributions.” We try to say a distribution of identical items of mail to a large number of people.

Description of Property, page 33

33.

Please disclose in this section whether you have a written agreement for use of the office space provided by your President. In addition, please revise this section to clearly describe the property that you currently use, including the type and the amount of space you occupy and the fair market value of that space. Please refer to Item 102 of Regulation S-B.

Response:
The following paragraph has been revised and now reads:

“Our office is in rented premises located at PH-1 989 Beatty St. Vancouver BC V6Z 3C2. We do not plan to rent other place in the near future. The office is provided by our President for no fee, but the fair value of $250 monthly is recorded as rent expenses into our financial statements as of May 31, 2006. We occupy about 100sq feet of the office space. There is no written agreement between our President and us.”

34.

We note your disclosure that many independent contractors will work from home. Please provide a timeline for hiring these independent contractors and costs associated with hiring them and how the hiring will be financed.

Response:The following paragraph has been added and now reads:

“Our intention is to obtain the money through this offering. We anticipate that we will hire independent contractors or consultants to complete the above mentioned steps as follows:

Contractors/Consultants	Time	Estimated Cost	Duty
Web designer	January 2007	$30,000	Update our website and launch our new products
Legal counsel, accountant and auditors	completed	$40,000	Carry out our legal, accounting, and auditing work for one year
Web maintainer	February 2007	$36,000	Update breakdowns and maintain our website
Marketing consultant	March 2007	$10,000	Promote and market our website

     Regarding to how the hiring will be financing, please refer the following paragraph:

“We believe that we need approximately an additional $250,000 to meet our capital requirements over the next 12 months in order to fully carry out our business plan. Our intention is to obtain this money through this offering. If we only raise $160,000 through this offering, we intend to spend the money mainly in the areas of website development, administration, legal, and accounting. We may need additional capital through private placements or debt financing. Obtaining additional financing will be subject to a number of factors including market conditions, investor acceptance of our business plan, investor sentiment, and as noted above, the potential approval of our senior equity securities. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable to us. If we are unable to raise additional financing, we will have to significantly reduce our spending, delay or cancel planned activities or substantially change our current corporate structure. In such an event, we intend to implement expense reduction plans in a timely manner. However, these actions would have material adverse effects on our business, revenues, operating results, and prospects, resulting in a possible failure of our business.”

Financial Statements
Balance Sheets, page F-2

35.

In the equity section description, please clarify that you have “no” or “-0- “shares of preferred stock issued and outstanding. Your use of the word “nil” implies that there are little or some preferred shares issued and outstanding.

Response:
We have corrected this description in our financial statements.

36.	It appears you inadvertently omitted footnote 5 or either mislabeled the numbering of your income tax footnote. Please revise as necessary.

Response:
We have corrected the numbering in our financial statements.

Not 6. income Taxes, page F-9

37.	Tell us and clarify in the filing how you calculated your “net operating losses” in the amount of $8,300, which differs from the income statement net loss of $9,040.

Response:
We have corrected this note 5 in our financial statements as follows:

“Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has net operating losses of $2,900, which commence expiring in 2025. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

The Company is subject to United States income taxes at an approximate rate of 35%. The reconciliation of the provision (recovery) for income taxes at the United States federal statutory rate compared to the Company’s income tax expense is as follows:

May 31,
2006
$
Net loss	9,040
Less: permanent differences	(750)

Net Operating Loss	8,290
Expected Statutory Tax Rate	35%
2,902
Valuation Allowance	(2,902)
Income Tax expense	–
(recovery)

Significant components of the Company’s deferred tax assets as of May 31, 2006 are as follows:

$
US net operating loss	2,902
carryforwards
Valuation Allowance	(2,902)
Net Deferred Tax Asset	–

Part II
Recent Sales of Unregistered Securities, page 35

38.	Please revise to provide a brief discussion of the factual basis for the exemption.

Response:
The following sentence has been added and now reads:

“These shares were issued without a prospectus pursuant to Regulation S of the Securities Act.”

Undertakings, page 36

39.	Please revise to provide the undertaking in Item 512(a)(4) of Regulation S- B.

Response:
The following paragraphs have been revised and now read:

“The undersigned registrant hereby undertakes:

1.           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in this registration statement; provided that any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution, provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 14(d) of the Securities Exchange Act.

2.           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.           To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

4.           That, for the purpose of determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 of Regulation C of the Securities Act;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

(v) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(vi) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act , and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act , and we will be governed by the final adjudication of such issue.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.”

40.	Please revise to include all of the undertaking in Item 512(e) of Regulation S-B.

Response:
Please refer to our response of comment 39.

Other

41.

Please consider the financial statement updating requirements set forth in Item 310(g) of Regulation S-B. In this regard, please provide updated interim financial statements and related financial information (such as Summary Financial Information and MD&A) in the next amendment.

Response:
We have updated our financial statements and MD&A, according to our interim financial statements dated August 31, 2006.

42.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response:
We have included a currently dated accountants’ consent.

Please do not hesitate to contact me if you have any questions. Yours truly,

BACCHUS LAW GROUP

Per: /S/ Penny O. Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC